Exhibit 99.31

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Energy Fuels Inc. (“Energy Fuels”) 2 Toronto Street, Suite 500 Toronto, Ontario M5C 2B6

2.	Date of Material Change:

February 29, 2012

3.	News Release:

The press release attached hereto as Schedule “A” was disseminated via Marketwire on February 29, 2012.

4.	Summary of Material Change:

See the press release attached as Schedule “A.”

5.	Full Description of Material Change:

On February 29, 2012, Energy Fuels and Titan Uranium Inc. (“Titan”) completed the previously announced business combination by way of a plan of arrangement under the Canada Business Corporations Act (the "Arrangement"). Pursuant to the Arrangement, Energy Fuels acquired all of the issued and outstanding common shares of Titan and each shareholder of Titan received 0.68 of a common share of Energy Fuels for each Titan share held, rounded down to the nearest whole common share (the “Share Exchange Ratio”). Pursuant to the Arrangement, the issued and outstanding options of Titan expired on February 28, 2012 and all share purchase warrants of Titan currently outstanding are exercisable for common shares of Energy Fuels pursuant to the Share Exchange Ratio.

6.	Reliance on subsection 7.1(2) or (3) National Instrument 51-102:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

8.	Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change:

Gary R. Steele, Vice President – Corporate Marketing & Secretary (303) 974-2147

9.	Date of Report:

March 8, 2012

Schedule “A”

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Completes Acquisition of Titan Uranium

Toronto, Ontario – February 29, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels””) and Titan Uranium Inc. (TSXV-TUE) (“Titan”) are pleased to announce that a Certificate of Arrangement giving effect to the Plan of Arrangement between Energy Fuels and Titan was issued today. Titan is now a wholly-owned subsidiary of Energy Fuels.

Under the Arrangement, Energy Fuels issued an aggregate of 89,063,997 common shares in exchange for all of the 130,976,467 issued and outstanding common shares of Titan, on the basis of 0.68 of an Energy Fuels common share for each whole Titan common share. In addition, up to 14,926,881 common shares of Energy Fuels are reserved for issuance upon exercise of warrants previously issued by Titan. Full details of the transaction are set out in Energy Fuels’ Management Information Circular dated January 10, 2012 issued in connection with Energy Fuels’ annual and special meeting of shareholders held on February 10, 2012.

The common shares of Titan are currently halted from trading on, and will be delisted from, the TSX Venture Exchange.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates and securities may not be offered or sold in the United States absent registration or exemption from registration.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact

For Energy Fuels Inc.

Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: s.antony@energyfuels.com

For Titan Uranium Inc.

Chris M. Healey

Phone No.: (604) 925-1810
Email: cmhealey@titanuranium.com